Exhibit 2

ELBIT VISION SYSTEMS LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Elbit Vision Systems Ltd.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
Fax No: (04) 610-7626

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒	FOR	AGAINST	ABSTAIN

1. TO ELECT four (4) directors for the coming year.	☐	☐	☐
2. TO APPROVE the election of Ms. Orit Stav to serve as an external director of the Company for a three year term.	☐	☐	☐
3. TO APPROVE the re-election of Mr. Amos Uzani as an external director for an additional three-year term, commencing from the termination of the initial three-year term as of December 11, 2010	☐	☐	☐
4. TO  RATIFY the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent public accountants for the year ending December 31, 2009, and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.
	☐	☐	☐
5A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 5 TO APPROVE the terms of a consulting agreement, between the Company and Cyloes Ltd., a company wholly owned by Sam Cohen.
	☐	☐	☐
5B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 5 TO APPROVE the terms of a consulting agreement, between the Company and Cyloes Ltd., a company wholly owned by Sam Cohen.
	☐	☐	☐
6A. VOTE HERE if you do not have a Personal Interest (as defined in the proxy statement) in Proposal 6 TO APPROVE the terms of a consulting agreement between the Company and Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe.
	☐	☐	☐
6B. VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 6 TO APPROVE the terms of a consulting agreement between the Company and Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe.
	☐	☐	☐
7. TO APPROVE certain remuneration terms to each of David Hanuka and Yaky Yanay, for their service as directors of the Company.	☐	☐	☐
8. TO APPROVE the grant of options to purchase ordinary shares of the Company to the external directors.	☐	☐	☐	Name: ______________ number of shares: __________________

Signature:___________________________
Date:_________

NOTE:  Please mark date and sign exactly as the name(s) appear on this proxy.  If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.

ELBIT VISION SYSTEMS LTD. For the Annual General Meeting of Shareholders To Be Held On Tuesday August 31, 2010, at 11:00 a.m THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints Yaron Menashe and Sam Cohen, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on August 31, 2010, at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side